SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AMP HOLDING INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

001754100
(CUSIP Number)

C/O AMP Holding Inc.
100 Commerce Drive, Loveland, Ohio  45140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 001754100	13D	Page 2 of 4 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stephen S. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 12,106,117 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,106,117 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,106,117 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14	TYPE OF REPORTING PERSON* IN

(1) As of the date of the event which requires filing of this Schedule 13D the Reporting Person beneficially owns 12,106,117 shares of common stock, which includes (i) 8,173,367 shares of common stock held directly by the Reporting Person, (ii) 500,000 shares of common stock held by Deborah Sue Burns, (iii) common stock purchase warrants to acquire 543,500 shares of common stock at $0.15 per share, (iv) a common stock purchase warrant to acquire 100,000 shares of common stock at $0.25 per share, (v) a common stock purchase warrant to acquire 389,250 shares of common stock at $0.25 per share, (vi) a common stock purchase warrant to acquire 500,000 shares of common stock at $2.00 per share, (vii) a common stock purchase warrant to acquire 300,000 shares of common stock at $2.00 per share, (viii) a common stock option to acquire 400,000 shares of common stock at $0.29 per share and (ix) a common stock option to acquire 500,000 shares of common stock at $0.60 per share, (x) a common stock option to acquire 300,000 shares of common stock at $0.11 per share, (xi) a common stock option to acquire 300,000 shares of common stock at $0.72 per share, and (xii) a common stock option to acquire 600,000 shares of common stock at $0.40 per share .

(2) Percentage of class calculated based on an aggregate of 117,255,828 shares issued and outstanding, after giving effect to the transactions described in Item 4 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission May 28, 2014.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of AMP Holdings Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 100 Commerce Drive, Loveland, Ohio 45140.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Stephen S. Burns (“Reporting Person”).

The address of the principal office of the Reporting Person is C/O AMP Holding Inc., 100 Commerce Drive, Loveland, Ohio  45140.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 23, 2014 the Reporting Person and the Issuer converted an aggregate of $108,700 that the Reporting Person deposited and/or loaned to the Issuer into 1,087,000 shares of the Issuer 's common stock and a common stock purchase warrant to acquire 543,500 shares of common stock at $0.15 per share.

The Reporting Person acquired beneficial ownership of the shares and warrants with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any shares and warrants with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

As of June 6, 2014, Reporting Person beneficially owned 12,106,117 or 9.4% of Issuer’s common stock.

Except as described in this Schedule 13D, Baksa has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

4.1	Form of Subscription Agreement (1)

4.2	Form of Warrant (1)

4.3	Form of Conversion Agreement (1)

4.3	Form of Common Stock Purchase Warrant (1)

 (1)  Incorporated by reference to the Form 8-K Current Report as filed with the Securities and Exchange Commission on May 28, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 6, 2014	By:	/s/ Stephen S. Burns
Stephen S. Burns